                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-41579
                                                   REGISTRATION NO. 333-41579-01
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 27, 1998)

                                  $400,000,000

              [LOGO]
                            NORTHWEST AIRLINES, INC.
                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                         NORTHWEST AIRLINES CORPORATION

                       $200,000,000 7 5/8% NOTES DUE 2005
                       $200,000,000 7 7/8% NOTES DUE 2008
                                ----------------
                   INTEREST PAYABLE MARCH 15 AND SEPTEMBER 15
                              -------------------
   THE NOTES DUE 2005 AND THE NOTES DUE 2008 (COLLECTIVELY, THE "NOTES") WILL MATURE ON MARCH 15, 2005 AND MARCH 15, 2008, RESPECTIVELY. THE NOTES MAY BE
 REDEEMED AT ANY TIME, AT THE OPTION OF NORTHWEST AIRLINES, INC. ("NORTHWEST"),
  IN WHOLE OR IN PART, AT A PRICE EQUAL TO 100% OF THE PRINCIPAL AMOUNT PLUS
     ACCRUED AND UNPAID INTEREST, IF ANY, TO THE DATE OF REDEMPTION PLUS A MAKE-WHOLE PREMIUM, IF ANY, RELATING TO THE THEN PREVAILING TREASURY
      YIELD AND THE REMAINING LIFE OF THE NOTES. THE NOTES WILL RANK PARI
          PASSU WITH ALL UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF
      NORTHWEST. THE NOTES WILL BE FULLY AND UNCONDITIONALLY GUARANTEED ON
      A SENIOR BASIS BY NORTHWEST AIRLINES CORPORATION ("NWA CORP." AND,
         TOGETHER WITH ITS SUBSIDIARIES, THE "COMPANY"), THE INDIRECT
                              PARENT OF NORTHWEST.

 AS OF DECEMBER 31, 1997, NORTHWEST HAD $2,099.2 MILLION OF LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS WHICH WOULD RANK PARI PASSU IN RIGHT OF PAYMENT WITH
  THE NOTES, OF WHICH $1,587.4 MILLION WAS SECURED BY NORTHWEST'S ASSETS, AND NO LONG-TERM DEBT OR CAPITAL LEASE OBLIGATIONS WHICH WOULD RANK SENIOR IN
    RIGHT OF PAYMENT TO THE NOTES. AS OF THE SAME DATE, NWA CORP. HAD $729.8
       MILLION OF LONG-TERM DEBT OBLIGATIONS (CONSISTING ENTIRELY OF NWA CORP.'S GUARANTEES OF THE INDEBTEDNESS OF SUBSIDIARIES) WHICH WOULD
     RANK PARI PASSU IN RIGHT OF PAYMENT WITH THE PARENT GUARANTY OF THE
            NOTES, NONE OF WHICH WAS SECURED BY NWA CORP.'S ASSETS.

 THE NOTES WILL BE REPRESENTED BY ONE OR MORE GLOBAL NOTES IN FULLY REGISTERED FORM, WITHOUT COUPONS, DEPOSITED WITH A CUSTODIAN FOR AND REGISTERED IN THE
      NAME OF A NOMINEE OF THE DEPOSITORY TRUST COMPANY ("DTC"). EXCEPT AS DESCRIBED HEREIN, BENEFICIAL INTERESTS IN THE GLOBAL NOTES WILL BE SHOWN
        ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY DTC AND ITS DIRECT OR INDIRECT PARTICIPANTS. SEE
        "DESCRIPTION OF DEBT SECURITIES--GLOBAL DEBT SECURITIES" IN THE
                           ACCOMPANYING PROSPECTUS.
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE S-7 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
     WHICH IT RELATES.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
          NOTES DUE 2005 - PRICE 99.615% AND ACCRUED INTEREST, IF ANY
          NOTES DUE 2008 - PRICE 99.920% AND ACCRUED INTEREST, IF ANY
                              -------------------

                                                                                 UNDERWRITING
                                                         PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                        PUBLIC(1)               COMMISSIONS(2)           NORTHWEST(1)(3)
                                                 ------------------------  ------------------------  ------------------------
PER NOTE DUE 2005..............................          99.615%                    1.250%                   98.365%
TOTAL..........................................        $199,230,000               $2,500,000               $196,730,000
PER NOTE DUE 2008..............................          99.920%                    1.500%                   98.420%
TOTAL..........................................        $199,840,000               $3,000,000               $196,840,000

------------------
(1) PLUS ACCRUED INTEREST, IF ANY, FROM MARCH 4, 1998.

(2) NORTHWEST AND NWA CORP. HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

(3) BEFORE DEDUCTING ESTIMATED EXPENSES OF $550,000 PAYABLE BY NORTHWEST.
                            ------------------------

    THE NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SHEARMAN & STERLING, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT MARCH 4, 1998 THROUGH THE BOOK-ENTRY FACILITIES OF DTC AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                          ---------------------------

MORGAN STANLEY DEAN WITTER
              GOLDMAN, SACHS & CO.
                            BT ALEX. BROWN
                                           CHASE SECURITIES INC.
FEBRUARY 27, 1998

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORTHWEST OR NWA CORP. SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                 --------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus Supplement and the accompanying Prospectus include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in the Prospectus Supplement and the accompanying Prospectus, including, without limitation, statements regarding the Company's future financial position, as well as certain of those relating to transactions regarding or with Continental Airlines, Inc. and KLM Royal Dutch Airlines and the U.S.-Japan bilateral aviation agreement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will be correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus Supplement and the accompanying Prospectus.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
NWA Corp. and Northwest...................................................  S-3
Recent Developments.......................................................  S-3
Use of Proceeds...........................................................  S-4
Summary Consolidated Financial and Operating Data.........................  S-5
Risk Factors..............................................................  S-7
Capitalization............................................................  S-11
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................  S-12
Description of Notes......................................................  S-21
Underwriters..............................................................  S-24
Legal Opinions............................................................  S-25

                                   PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Ratio of Earnings to Fixed Charges........................................    3
Description of Debt Securities............................................    3
Description of Warrants...................................................   13
Plan of Distribution......................................................   15
Legal Opinions............................................................   16
Experts...................................................................   16

                            NWA CORP. AND NORTHWEST

    Northwest, the principal wholly-owned indirect subsidiary of NWA Corp., operates the world's fourth largest airline (as measured by 1996 revenue passenger miles ("RPMs")) and is engaged principally in commercial transportation of passengers and cargo. Northwest's business focuses on the development of a global airline network through the optimization of its domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with hubs at Tokyo and Osaka, and a transatlantic alliance with KLM Royal Dutch Airlines ("KLM"), which operates through a hub in Amsterdam.

    Northwest operates substantial domestic and international route networks. As of December 31, 1997, Northwest directly served more than 150 cities in 18 countries on the continents of North America, Asia and Europe. Northwest had more than 54 million enplanements and flew over 72 billion RPMs in 1997.

                              RECENT DEVELOPMENTS

CONTINENTAL AIRLINES, INC.

    On January 25, 1998, Northwest and Continental Airlines, Inc. ("Continental") entered into an agreement providing for a global strategic operating alliance (the "alliance agreement"). The thirteen year alliance, when fully implemented, will connect the two carriers' networks and will include code-sharing, frequent flyer program reciprocity, cooperation between Continental and KLM and other cooperative activities. Full implementation of the alliance agreement is contingent on approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), approval of the Department of Transportation and the successful conclusion of negotiations with Northwest's pilots' union. The two airlines have no plans to merge their operations and will retain separate boards, management and headquarters. No layoffs, mergers of workforces, transfers of flying or assets or closures of facilities are planned.

    On January 25, 1998, NWA Corp. entered into an Investment Agreement pursuant to which NWA Corp. will acquire the beneficial ownership of 8,535,868 shares of Class A Common Stock of Continental. These shares represent approximately 14 percent of Continental's common stock equity and 52 percent of its outstanding common stock voting power. The aggregate consideration was valued at approximately $519 million and is expected to consist of $311 million in cash and 4.1 million shares of newly issued common stock. The transaction, which is expected to close by the end of 1998, is subject to customary closing conditions, including approval under HSR. For additional information regarding the formation of a new holding company and the related corporate restructuring, see Note S to the Consolidated Financial Statements (as defined herein) incorporated by reference in the accompanying Prospectus.

    In connection with the Investment Agreement and the alliance agreement, NWA Corp. entered into a Governance Agreement with Continental for a six-year term. The Governance Agreement contains certain restrictions on NWA Corp.'s ability to acquire additional shares of Continental common stock and to vote such shares and restrictions on NWA Corp.'s ability to affect the composition and conduct of Continental's Board of Directors.

KLM

    In September 1997, the Company and KLM expanded their joint venture alliance by entering into an enhanced commercial and operational alliance providing for a minimum term of 13 years. In connection with the expanded alliance agreement, NWA Corp. entered into an agreement to repurchase the shares of NWA Corp. common stock held by KLM over a three year period. On January 16, 1998, NWA Corp. and KLM reached an agreement in principle to accelerate NWA Corp.'s repurchase of KLM's remaining 18,177,874 shares of NWA Corp. common stock. The estimated purchase price of $775 million will be paid with a combination of senior unsecured notes in the aggregate principal amount of approximately

$440 million and cash in the amount of approximately $335 million. The notes will have principal amounts of approximately $204 million, $136 million and $100 million and will mature on September 29, 1998, 1999 and 2000, respectively. The closing of the repurchase will occur no later than May 1, 1998 and is subject to the approval of the NWA Corp. board of directors and the KLM supervisory board. Under certain limited circumstances (e.g., the failure of the alliance to maintain certain antitrust immunity or Northwest's default under the alliance agreement), KLM will have an option to buy back from NWA Corp. up to the number of shares being repurchased by NWA Corp.

LEGAL MATTERS

    In January 1998, Northwest received a civil investigative demand ("CID") from the Antitrust Division of the Department of Justice ("DOJ") related to an antitrust investigation to determine whether there are, have been or may be violations of Sections 1 and 2 of the Sherman Act related to, among other things, monopolization of hub markets. Northwest understands that this is part of a larger DOJ investigation of competitive practices in the airline industry. The CID is a request for information in the course of a civil antitrust investigation and does not constitute the institution of legal proceedings. Northwest anticipates filing information with the DOJ that it believes will be responsive to the CID.

                                USE OF PROCEEDS

    Net proceeds from the sale of the Notes will be used for general corporate purposes.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table presents summary consolidated financial data and operating statistics of NWA Corp. The annual historical financial data were derived from NWA Corp.'s Consolidated Financial Statements incorporated by reference in the accompanying Prospectus and should be read in conjunction therewith. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                  YEAR ENDED DECEMBER 31
                                                                          --------------------------------------
                                                                             1997          1996          1995
                                                                          ----------  --------------  ----------
STATEMENT OF INCOME DATA (IN MILLIONS):
  Operating revenues
    Passenger...........................................................  $  8,822.1  $      8,598.3  $  7,762.0
    Cargo...............................................................       789.4           745.8       751.2
    Other...............................................................       614.3           536.4       571.7
                                                                          ----------  --------------  ----------
                                                                            10,225.8         9,880.5     9,084.9
                                                                          ----------  --------------  ----------
  Operating expenses
    Salaries, wages and benefits........................................     3,023.9         2,709.4     2,412.1
    Stock-based employee compensation...................................      --               242.8       478.0
    Aircraft fuel and taxes.............................................     1,393.8         1,396.9     1,083.8
    Commissions.........................................................       855.2           868.4       840.5
    Aircraft maintenance materials and repairs..........................       620.4           556.2       395.4
    Other rentals and landing fees......................................       456.7           454.0       476.2
    Aircraft rentals....................................................       358.9           346.3       338.9
    Depreciation and amortization.......................................       396.0           377.7       358.1
    Other...............................................................     1,963.7         1,875.0     1,788.5
                                                                          ----------  --------------  ----------
                                                                             9,068.6         8,826.7     8,171.5
                                                                          ----------  --------------  ----------
  Operating income......................................................     1,157.2         1,053.8       913.4
  Other income (expense)
    Interest expense....................................................      (244.7)         (269.8)     (401.2)
    Other--net..........................................................        72.1            88.4        31.3
                                                                          ----------  --------------  ----------
                                                                              (172.6)         (181.4)     (369.9)
                                                                          ----------  --------------  ----------

  Income before extraordinary item(1):..................................  $    605.8  $        536.1  $    342.1
                                                                          ----------  --------------  ----------
                                                                          ----------  --------------  ----------
  Earnings per common share(2):.........................................
    Basic...............................................................  $     5.89  $         5.05  $     3.11
    Diluted.............................................................  $     5.29  $         4.52  $     2.90
                                                                          ----------  --------------  ----------
                                                                          ----------  --------------  ----------
OTHER DATA (IN MILLIONS EXCEPT FINANCIAL RATIO DATA):
  Ratio of earnings to fixed charges....................................        3.05x           2.74x       1.90x(3)
  Cash provided by operating activities.................................  $  1,607.3  $      1,372.3  $  1,460.6
  Cash used in investing activities.....................................      (885.9)       (1,241.9)     (245.7)
  Cash used in financing activities.....................................      (540.4)         (421.9)     (832.0)
  EBIT(4)...............................................................     1,218.7         1,134.9       930.8
  EBITDA(5).............................................................     1,614.7         1,512.6     1,288.9
  EBITDAR(6)............................................................     1,973.6         1,858.9     1,627.8
  EBIT/interest expense.................................................         5.2x            4.3x        2.4x
  EBITDA/interest expense...............................................         6.9             5.8         3.3
  EBITDAR/interest expense and aircraft rentals.........................         3.3             3.1         2.2

                                               (FOOTNOTES TO TABLE ON NEXT PAGE)

                                                                 YEAR ENDED DECEMBER 31
                                                            ---------------------------------
                                                              1997        1996        1995
OPERATING STATISTICS(7):                                    ---------  -----------  ---------
  Scheduled Service:
    Available seat miles (millions)(8)....................   96,963.6     93,913.7   87,472.0
    Revenue passenger miles (millions)(9).................   72,031.3     68,639.1   62,515.2
    Passenger load factor(%)(10)..........................       74.3         73.1       71.5
    Revenue passengers (millions).........................       54.7         52.7       49.3
    Revenue yield per passenger mile (cents)(11)..........      12.11        12.53      12.42
    Passenger revenue per scheduled ASM (cents)...........       9.00         9.16       8.87
  Operating revenue per total ASM (cents)(12).............       9.76         9.85       9.58
  Operating expense per total ASM (cents)(12).............       8.63         8.78       8.66
  Cargo ton miles (millions)(13)..........................    2,282.8      2,215.8    2,246.3
  Cargo revenue per ton mile (cents)......................       34.5         33.7       33.4
  Fuel gallons consumed (millions)........................    1,996.3      1,945.1    1,846.2
  Average fuel cost per gallon (cents)....................      64.86        67.21      55.66
  Number of operating aircraft at year-end................        405          399        380
  Full-time equivalent employees at year-end..............     48,984       47,536     45,124

                                                                                            AT            AT
                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1997          1996
                                                                                       ------------  ------------
BALANCE SHEET DATA (IN MILLIONS):
  Cash, cash equivalents & unrestricted short-term investments.......................   $  1,039.9    $    752.1
  Total assets.......................................................................      9,336.2       8,511.7
  Long-term debt, including current maturities.......................................      2,069.3       2,060.4
  Long-term obligations under capital leases, including current obligations..........        705.3         772.2
  Mandatorily redeemable preferred security of subsidiary............................        486.3         549.2
  Redeemable stock:
    Preferred........................................................................        306.2         602.6
    Common...........................................................................        848.5        --
  Common stockholders' equity (deficit)..............................................       (311.0)         92.9

--------------------

 (1) The 1997 and 1995 extraordinary items were $(9.3) million and $49.9 million, respectively.

 (2) Excludes the effects of the 1997 extraordinary loss ($.10 per basic share and $.08 per diluted share), the 1996 preferred stock transaction ($.75 per basic share and $.68 per diluted share), the 1995 preferred stock transaction ($.64 per basic share and $.58 per diluted share) and the 1995 extraordinary gain ($.55 per basic share and $.50 per diluted share).

 (3) Calculated after reclassification of interest of mandatorily redeemable preferred security holder to other income (expense).

 (4) EBIT represents income before extraordinary items plus the sum of interest expense (net of capitalized interest) and income tax expense.

 (5) EBITDA represents EBIT, as defined in (4) above, plus depreciation and amortization.

 (6) EBITDAR represents EBITDA, as defined in (5) above, plus aircraft rentals. EBIT, EBITDA and EBITDAR are presented because each is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBIT, EBITDA and EBITDAR should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (7) All statistics exclude Express Airlines I, Inc.

 (8) "Available seat miles" ("ASMs") represents the number of seats available for passengers multiplied by the number of scheduled miles the seats are flown.

 (9) "Revenue passenger miles" represents the number of miles flown by revenue passengers in scheduled service.

(10) "Passenger load factor" is calculated by dividing revenue passenger miles by available seat miles, and represents the percentage of aircraft seating capacity utilized.

(11) "Revenue yield per passenger mile" represents the average revenue received from each mile a passenger is flown in scheduled service.

(12) Excludes the estimated revenues and expenses associated with the operation of Northwest's fleet of eight 747 freighter aircraft and MLT Inc.

(13) "Cargo ton miles" represents the tonnage of freight and mail carried multiplied by the number of miles flown.

                                  RISK FACTORS

    Prospective purchasers of the Notes should carefully review the information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus and should particularly consider the following matters.

COMPANY AND NOTE RELATED RISKS

  INDEBTEDNESS

    As of December 31, 1997, the Company had long-term debt (47% of which bears interest at floating rates) and capital lease obligations of $2.5 billion (excluding current maturities of $283 million). Maturities of long-term debt as of December 31, 1997 were $227 million in 1998, $185 million in 1999 and $47 million in 2000. As of December 31, 1997, future minimum lease payments under capital leases and noncancellable operating leases with initial or remaining terms of more than one year were $586 million in 1998, $566 million in 1999 and $542 million in 2000. These amounts do not include, as of December 31, 1997, (i) mandatory redemption obligations in an aggregate amount equal to $306.2 million in respect of its Series C Preferred stock beginning in 2003, (ii) the mandatorily redeemable preferred security of NWA Corp.'s subsidiary in an amount equal to $486.3 million and (iii) $848.5 million to acquire all NWA Corp. common stock currently held by KLM. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of 1998 anticipated funding requirements.

    As of December 31, 1997, Northwest had $2,099.2 million of long-term debt and capital lease obligations which would rank PARI PASSU in right of payment with the Notes, of which $1,587.4 million was secured by Northwest's assets, and no long-term debt or capital lease obligations that would rank senior in right of payment to the Notes. As of the same date, NWA Corp. had $729.8 million of indebtedness which would rank PARI PASSU in right of payment with the full and unconditional guarantee by NWA Corp. of the Notes (the "Parent Guaranty"), none of which indebtedness was secured by NWA Corp.'s assets, and no long-term debt that would rank senior in right of payment to the Parent Guaranty.

    The Notes will rank PARI PASSU in right of payment to all other unsecured and unsubordinated indebtedness of Northwest, and the Parent Guaranty will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of NWA Corp. The Notes are effectively subordinated to the claims of Northwest's secured lenders, and the Parent Guaranty is effectively subordinated to the claims of NWA Corp.'s secured lenders and claims against NWA Corp.'s subsidiaries.

  ABSENCE OF CERTAIN COVENANTS

    The terms of the Notes and the Parent Guaranty do not limit Northwest's or NWA Corp.'s ability to incur additional indebtedness that may be PARI PASSU in right of payment to the Notes or the Parent Guaranty, to incur liens or to pay dividends or make other distributions on, or redeem or repurchase, NWA Corp.'s capital stock. In addition, the Notes do not contain provisions that would give holders of the Notes the right to require Northwest to repurchase their Notes in the event of a change of control of Northwest or a decline in the credit rating of Northwest's or NWA Corp.'s debt securities from a takeover, recapitalization or similar restructuring or any other reason.

  FOREIGN CURRENCY EXPOSURE

    A significant portion of the Company's operations is conducted in foreign locations. Consequently, the Company has operating revenues and, to a lesser extent, operating expenses, as well as assets and liabilities, denominated in foreign currencies, particularly in Japanese yen. Its operating performance can therefore be significantly affected by fluctuations in such foreign currencies. From time to time, the Company uses options and forward contracts to hedge a portion of its anticipated yen-denominated net cash flows. As of December 31, 1997, the Company had entered into $523.5 million (67.5 billion yen) in purchased yen put options to hedge approximately 90% of its 1998 yen net cash flows.

  POSSIBLE LIMITATION ON NOL CARRYFORWARDS

    The Company utilized net operating loss carryforwards ("NOLs") of approximately $1.2 billion in 1994 through 1996 and alternative minimum tax net operating loss carryforwards ("AMTNOLs") of approximately $590 million in 1993 through 1996. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder impose limitations on the carryforward amounts of NOLS, AMTNOLs and credits that can be used to offset taxable income (or used as a credit) in any single tax year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on any testing date. In general, if such an "ownership change" occurs, Section 382 limits the amount of NOLs, AMTNOLs and credits which may be carried forward from pre-ownership change years that can be used in any one post-change year to an amount equal to the product of the value of the corporation's stock for tax purposes immediately before the change multiplied by the "long-term tax-exempt rate" as determined by the Internal Revenue Service (the "IRS") for the month of the change. Management believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred prior to such offering. If such an ownership change in fact occurred as a result of the November 1995 offering, management believes that, even as limited by Sections 382 and 383 of the Code, the NOLs, AMTNOLs and credits would be used significantly earlier than their expiration, and the annual limitations would not have an adverse impact on the Company. However, if the IRS were to successfully assert that an ownership change had occurred on any prior date, including August 1, 1993 (the date of the Company's labor agreements), the impairment of the Company's ability to use its NOLs, AMTNOLs and credit carryforwards would be significant because the value of NWA Corp.'s stock on certain prior testing dates, which adversely affects the annual limitation described above, was relatively low.

  OTHER TAX MATTERS

    In November 1995, the IRS issued proposed adjustments to the tax returns of the Company for the 1988 through 1991 tax years. Certain of these proposed adjustments result from a disagreement between the Company and the IRS as to the timing of the recognition of approximately $385 million of taxable income. The Company disagrees with the IRS' proposals. The Company is vigorously contesting these proposed adjustments and believes its positions are correct. To the extent the IRS were to prevail on any of these issues, the Company would recognize taxable income and utilize net operating loss carryforwards sooner than otherwise scheduled. For financial reporting purposes, any adjustments to taxable income would largely be accounted for as temporary differences and would not result in a material change to the Company's income tax expense.

  ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    The Notes will be new securities for which there currently is no market. Although the Underwriters have informed Northwest that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Underwriters cease to act as a market maker for the Notes for any reason, there can be no assurance that another firm or person will make a market in the Notes. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what price the Notes will trade. Northwest does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market.

  NEGATIVE NET WORTH

    NWA Corp. had a common stockholders' equity deficit as of December 31, 1997 of $311.0 million. There may be investors and lenders who have policies that limit or preclude their investment in or lending to companies with a common stockholders' equity deficit, and therefore NWA Corp.'s common stockholders' equity deficit may affect its ability to obtain additional financing in the future.

  LABOR AGREEMENTS

    The Company's labor contract with each of its unions became amendable in 1996. Consequently, labor wage rates and costs are subject to collective bargaining. While the Company cannot predict the wage rates that will ultimately be in effect (since such rates will be determined by collective bargaining), management believes that the Company's labor costs will remain competitive in comparison to other large U.S. airlines. The Company cannot, however, predict the ultimate outcome of the negotiations at this time.

INDUSTRY RELATED RISKS

  INDUSTRY CONDITIONS AND COMPETITION

    The airline industry is highly competitive and susceptible to price discounting. Airline profit levels are highly sensitive to, and from 1990 to 1992 were severely impacted by, adverse changes in fuel costs, average yield (fare levels) and passenger demand. Passenger demand and yields were adversely affected during this period by, among other things, the general state of the economy, the Persian Gulf War and actions taken by carriers with respect to fares. As a result of this adverse operating environment, from 1990 to 1992 the domestic airline industry, including the Company, incurred unprecedented losses.

    The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major U.S. airlines. In some cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. The commencement of service by new carriers on Northwest's routes could negatively impact Northwest's operating results. In addition, certain existing U.S. domestic carriers compete primarily by offering low-cost air service on route networks that do not employ hub-and-spoke systems. These discount air carriers could affect the yields of major domestic carriers such as Northwest.

    Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

    The increased competitive environment resulting from the recently signed Memorandum of Consultation between the U.S. and Japan and the general economic environment in Asia may adversely impact Northwest's Pacific revenues in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Information." In addition, an outbreak of hostilities in the Persian Gulf could have a material adverse effect on the Company's operating results.

  AIRCRAFT FUEL COSTS

    Because fuel costs are a significant portion of the Company's operating costs (approximately 15.4% for 1997), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to, among other factors, political events, and the Company cannot control near or longer-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. A one cent change in the cost per gallon of fuel (based on 1997 consumption) would impact operating expense by approximately $1.7 million per month. Changes in fuel prices may have a greater impact on Northwest than some of its competitors because of the composition of its fleet.

  REGULATORY MATTERS

    In the last several years, the Federal Aviation Administration (the "FAA") has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. Northwest expects to continue to incur expenditures for the purpose of complying with the FAA's noise and aging aircraft regulations.

    Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. Northwest cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect Northwest.

                                 CAPITALIZATION

    The following table sets forth the capitalization of NWA Corp. on a consolidated basis at December 31, 1997. The table should be read in conjunction with NWA Corp.'s Consolidated Financial Statements incorporated by reference in the accompanying Prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                              AT DECEMBER 31, 1997
                                                                                              --------------------
                                                                                                 (IN MILLIONS)

Cash, cash equivalents and unrestricted short-term investments..............................       $  1,039.9
                                                                                                     --------
                                                                                                     --------

Short-term debt:
  Short-term borrowings.....................................................................       $     53.7
  Current maturities of long-term debt......................................................            227.4
  Current obligations under capital leases..................................................             55.9
                                                                                                     --------
    Total short-term debt...................................................................       $    337.0
                                                                                                     --------
                                                                                                     --------
Long-term debt and capital lease obligations:
  Term loan.................................................................................       $    150.0
  Equipment pledge notes....................................................................            225.0
  Secured notes due through 2009............................................................            348.9
  Sale-leaseback financing obligations......................................................            223.0
  Unsecured notes...........................................................................            249.7
  NWA Trust No. 1 Notes.....................................................................            195.1
  NWA Trust No. 2 Notes.....................................................................            258.4
  Term certificates.........................................................................            135.0
  Long-term obligations under capital leases................................................            649.4
  Other.....................................................................................             56.8
                                                                                                     --------
    Total long-term debt and capital lease obligations......................................          2,491.3
                                                                                                     --------
Mandatorily Redeemable Preferred Security of subsidiary which holds solely non-recourse
  obligation of Northwest...................................................................            486.3
Series C Preferred Stock, $.01 par value; authorized 25,000,000 shares, 6,628,566 issued and
  outstanding...............................................................................            306.2
Common Stock subject to repurchase; 18,177,874 shares.......................................            848.5

Common stockholders' equity (deficit):
  Common Stock $.01 par value; 315,000,000 shares authorized; 103,780,875 shares issued and
    outstanding.............................................................................              1.0
Additional paid-in capital..................................................................          1,273.8
Accumulated deficit and other...............................................................           (464.2)
Treasury stock; 6,800,000 shares and 18,177,874 shares to be repurchased....................         (1,121.6)
                                                                                                     --------
    Total common stockholders' equity (deficit).............................................           (311.0)
                                                                                                     --------
    Total capitalization....................................................................       $  3,821.3
                                                                                                     --------
                                                                                                     --------

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    REFERENCES TO THE "CONSOLIDATED FINANCIAL STATEMENTS" MEAN THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 1997 INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" IN THE ACCOMPANYING PROSPECTUS.

    NWA Corp. reported record net income of $596.5 million and operating income of $1.16 billion for the year ended December 31, 1997. Diluted earnings per share were $5.21 compared with $5.20 per diluted share in 1996. Excluding the impact of the 1997 extraordinary item and 1996 preferred stock transaction, diluted earnings per share were $5.29 in 1997 compared with $4.52 in 1996, a 17% improvement. Operating income increased by $103.4 million compared with 1996, with operating margin increasing to 11.3% from 10.7% in 1996.

    The Company completed several transactions in 1997 to strengthen its long-term financial position and enhance earnings as described in "Liquidity and Capital Resources." As of December 31, 1997, total available liquidity was $2.12 billion, the highest level in Company history.

    Northwest is the principal indirect operating subsidiary of NWA Corp., accounting for more than 95% of the Company's 1997 consolidated operating revenues and expenses. The Company acquired Express Airlines I, Inc. ("Express") on April 1, 1997 and the operating results of Express are included in the consolidated financial statements commencing on that date. The Company's operating results are significantly impacted by both general and industry economic environments. Small fluctuations in revenue per available seat mile ("RASM") and cost per available seat mile ("CASM") can have significant impacts on the Company's profitability.

RESULTS OF OPERATIONS--1997 COMPARED TO 1996

    OPERATING REVENUES. Operating revenues were $10.23 billion, an improvement of $345.3 million (3.5%). Operating revenue per total service available seat mile ("ASM") decreased .9%. System passenger revenue increased $223.8 million (2.6%) due to a 3.2% increase in scheduled service ASMs and the inclusion of Express revenues of $100.1 million. These increases were offset by a 1.7% decrease in passenger RASM driven by unfavorable foreign currency translation and the reinstatement of federal ticket taxes in March 1997.

    The composition of the Company's operating revenues in each of the past three years is summarized below:

                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Passenger revenue
    Domestic.........................................................       57.5%      57.9%      56.1%
    Pacific..........................................................       21.5       22.8       23.8
    Atlantic.........................................................        6.3        6.4        5.5
    Express..........................................................        1.0     --         --
                                                                       ---------  ---------  ---------
  Total passenger revenue............................................       86.3       87.1       85.4
Cargo revenue........................................................        7.7        7.5        8.3
Other revenue........................................................        6.0        5.4        6.3
                                                                       ---------  ---------  ---------
    Total operating revenues.........................................      100.0%     100.0%     100.0%
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Domestic passenger revenue, excluding Express, increased $165.5 million (2.9%) to $5.88 billion. A 2.2% increase in scheduled service ASMs and a .7% increase in passenger RASM resulted in the improved performance. The Company increased frequencies to ten cities and entered six new markets which accounts for the increase in scheduled service ASMs. The increase in RASM was due to a 2.6% (1.8 points) increase in passenger load factor offset by a 2.0% decrease in yield due to the reinstatement of federal taxes on airline tickets and international departures. The Company benefited from the absence of ticket taxes for only two months in 1997 versus eight months in 1996. See also "Other Information-- U.S. TRANSPORTATION TAXES."

    Pacific passenger revenue decreased $58.4 million (2.6%) to $2.19 billion due to a 7.7% decrease in Pacific passenger RASM which was partially offset by a 5.6% increase in scheduled service ASMs related to initiation of Minneapolis/St. Paul-Osaka service and additional trans-Pacific frequencies, mainly for the Minneapolis/St. Paul-Tokyo service. The decrease in Pacific RASM was primarily due to a 7.4% decrease in yield which was largely attributable to a weaker Japanese yen. The average yen per United States ("U.S.") dollar exchange rate for the twelve months ended December 31, 1997 and 1996 was 120 and 108, respectively, a weakening of the yen of 11.2%. Atlantic passenger revenue increased $16.6 million (2.6%) to $647.1 million due to a 1.7% increase in scheduled service ASMs and an increase in passenger RASM of .9%.

    Cargo revenue increased $43.6 million (5.8%) due to a 2.6% increase in cargo revenue per ton mile and 3.0% more cargo ton miles primarily due to the development of a more efficient freighter schedule. The increase in cargo revenue per ton mile was primarily due to increased import sales driven by the continued strength of the U.S. dollar versus Asian currencies. Other revenue increased $77.9 million (14.5%) due to settlements under the joint venture alliance with KLM and increased charter activity.

    OPERATING EXPENSES. Operating expenses increased $241.9 million (2.7%) compared to the 3.3% capacity increase to 97.1 billion total service ASMs. Operating expense per total service ASM decreased for the first time in four years from 8.78 cents per total service ASM to 8.63 cents, a decrease of 1.7%. Salaries, wages and benefits increased $314.5 million (11.6%) due primarily to the end of the Wage Savings Period as discussed under "Liquidity and Capital Resources--LABOR AGREEMENTS" and an increase in average full-time equivalent employees of 3.3%. The increase in full-time equivalent employees was attributable to the increased flying of 3.3% and increased traffic of 3.7%. Offsetting the increased salaries, wages and benefits expense was $49.2 million in lower pension expense due to a higher pension discount rate applied in 1997 compared to 1996. Aircraft fuel and taxes decreased $3.1 million (.2%) due to a 3.5% decrease in the average fuel price per gallon from 67.21 cents to 64.86 cents offset by an increase of 2.6% in fuel gallons consumed. Commissions decreased $13.2 million (1.5%) primarily due to increased domestic revenue where effective commission rates are lower than those paid internationally and also due to changes in the Company's commission structure beginning in September 1997 which reduced commissions paid from 10% to 8% on tickets purchased in the U.S. or Canada for travel to destinations outside North America. Aircraft maintenance materials and repairs increased $64.2 million (11.5%) due primarily to $19.1 million (3.4%) related to Express and an increased number of scheduled airframe and engine overhauls in accordance with the Company's maintenance program. The Company contracted for some of its additional maintenance work with outside suppliers, resulting in labor costs that would normally be classified as salaries and wages to be included in maintenance materials and repairs expense. Other expenses (the principal components of which include outside services, selling and marketing expenses, passenger food, personnel, advertising and promotional expenses, communication expenses and supplies) increased $88.7 million (4.7%), due primarily to increased volume and rates for outside services, selling and marketing fees and personnel expenses.

    OTHER INCOME AND EXPENSE. Interest expense-net decreased $28.4 million (10.8%) primarily due to the retirement of debt prior to scheduled maturity and lower interest rates on debt. The foreign currency gain for the twelve months ended December 31, 1997 was primarily attributable to balance sheet remeasurement of foreign currency-denominated assets and liabilities.

    EXTRAORDINARY ITEM. The Company repurchased for $78.7 million certain NWA Trust No. 2 aircraft notes in January 1998 pursuant to a tender offer. An extraordinary loss of $9.3 million, net of tax, was recorded in 1997 as 99% of the notes were tendered by December 31, 1997.

RESULTS OF OPERATIONS--1996 COMPARED TO 1995

    OPERATING REVENUES. Operating revenues were $9.88 billion, an improvement of $795.6 million (8.8%). Operating revenue per total service ASM increased 2.8%. System passenger revenue increased 10.8% due to a 7.4% increase in scheduled service ASMs and a 3.3% increase in passenger RASM which was attributable to a .9% increase in system yield and a 2.2% (1.6 points) increase in passenger load factor.

    Domestic passenger revenue of $5.72 billion increased $618.1 million (12.1%). A 6.3% increase in scheduled service ASMs and a 5.4% increase in RASM resulted in the improved performance. The increase in scheduled service ASMs resulted primarily from the addition of 19 aircraft, which allowed the Company to increase frequencies to 23 cities and enter seven new markets. The increase in RASM was largely driven by a 4.6% increase in yield which was favorably impacted by the lapsed federal ticket taxes. See "Other Information--U.S. TRANSPORTATION TAXES."

    Pacific passenger revenue increased $92.4 million (4.3%) to $2.25 billion due to an 8.3% increase in scheduled service ASMs resulting primarily from new service to Beijing, China and additional frequencies due to higher utilization of existing aircraft. However, RASM decreased by 3.8% because of a 7.5% decrease in yield which was somewhat mitigated by a 4.1% (3.1 points) increase in passenger load factor. The Pacific yield decreased primarily because of a weaker Japanese yen. The average yen per U.S. dollar exchange rate for the years ended December 31, 1996 and 1995 was 108 and 94, respectively, a weakening of the yen of 14.9%. Atlantic passenger revenue increased $125.9 million (24.9%) to $630.5 million, due to a 12.0% increase in scheduled service ASMs and an 11.5% increase in RASM which was largely yield related.

    Cargo revenue decreased $5.4 million (.7%) due to 1.4% fewer cargo ton miles. Cargo capacity was reduced because of increased passenger loads. Other revenue decreased $35.3 million (6.2%) due primarily to decreased charter activity.

    OPERATING EXPENSES. Operating expenses increased $655.2 million (8.0%). While operating capacity increased 7.3% to 94.0 billion total service ASMs, operating expense per total service ASM increased 1.4% largely related to higher fuel prices and increased maintenance costs somewhat offset by lower stock-based compensation. Salaries, wages and benefits increased $297.3 million (12.3%) due primarily to an increase in average full-time equivalent employees of 4.7% and the end of the Wage Savings Period. The increase in full-time equivalent employees was attributable to the increased flying of 7.3% and increased traffic of 6.8%. Additionally, included in the increased salaries, wages and benefits expense was a $73.8 million unfavorable impact of pension expense due to a lower pension discount rate applied in 1996 compared to 1995. Non-cash stock-based employee compensation expense is a function of shares earned by employees and the period-ending common stock price. The 1996 stock-based compensation expense decreased to $242.8 million from $478.0 million for 1995 because fewer shares were earned by employees in 1996 (7.2 million common equivalent shares compared with 9.4 million common equivalent shares earned in 1995) and the common stock price used to measure expense decreased to a weighted average of $33.77 per share for 1996 from $51.00 per share for 1995. Aircraft fuel and related taxes increased 28.9% from $1.08 billion to $1.40 billion. A 20.8% increase in average fuel cost per gallon and an excise tax increase which was effective October 1995 caused $256.6 million of the increase with the balance attributable to increased flying. Commissions increased $27.9 million (3.3%) as a result of a 10.8% increase in passenger revenue somewhat offset by the impact of a decrease in the effective domestic commission rate. Aircraft maintenance materials and repairs increased $160.8 million (40.7%) due to a number of factors including the timing of maintenance activities, increased flying, higher engine overhaul costs and the impact of favorable vendor settlements in 1995. Other rentals and landing fees decreased $22.2 million (4.7%) due primarily to the weakening of the Japanese yen. Other expenses increased $86.5 million (4.8%), due primarily to increased volume and rates for outside services, promotional and personnel expenses.

    OTHER INCOME AND EXPENSE. Interest expense-net decreased $124.8 million (32.2%) primarily due to the retirement of debt prior to scheduled maturity and the October 1995 restructuring of the Company's financing arrangement related to certain property in Japan. The foreign currency gain of $19.1 million was attributable to balance sheet remeasurement of foreign currency-denominated assets and liabilities. The $18.0 million benefit in other-net was largely due to a $25.5 million increase in income related to an equity investment in an affiliate offset by the payment of $10.9 million made related to the travel agency litigation settlement.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1997, the Company had cash and cash equivalents of $740.4 million, unrestricted short-term investments of $299.5 million, borrowing capacity of $839.2 million under its revolving credit facility and the ability under another facility to borrow up to $240 million using existing aircraft as collateral, providing total available liquidity of $2.12 billion.

    Cash flows from operating activities were $1.61 billion for 1997 which included higher than normal sale proceeds of frequent flyer miles in excess of revenue, in the amount of $387.7 million. Such higher than normal sale proceeds were due to a 1997 bulk sale of such miles to the Company's frequent flyer partners. Cash flows from operating activities were $1.37 billion for 1996 and $1.46 billion for 1995. Net cash used in investing and financing activities during 1997, 1996 and 1995 was $1.43 billion, $1.66 billion and $1.08 billion, respectively.

    INVESTING ACTIVITIES. Investing activities in 1997 consisted primarily of costs to commission aircraft before entering revenue service, aircraft deposits, the refurbishment of DC-9 aircraft, engine hushkitting, ground equipment purchases, the acquisition of Express, the purchase off lease of four aircraft and the purchase of eight RJ85 aircraft, one DC 10-30 aircraft and three DC 9-30 aircraft. Investing activities in 1996 pertained primarily to the acquisition of 13 Boeing 757 aircraft, seven DC9-30 aircraft, three DC10-30 aircraft and two 747-200 aircraft; the purchase off lease of 22 aircraft; and the refurbishment of DC-9 aircraft. Capital expenditures for 1995 pertained primarily to aircraft modifications, the acquisition of two Boeing 757 aircraft for sale and leaseback, the acquisition of 14 DC-9 aircraft and deposits on ordered aircraft.

    On January 25, 1998, NWA Corp. entered into an Investment Agreement pursuant to which NWA Corp. will acquire the beneficial ownership of 8,535,868 shares of Class A Common Stock of Continental. These shares represent approximately 14% of Continental's common stock and 52% of its outstanding common stock voting power. The aggregate consideration was valued at approximately $519 million and is expected to consist of $311 million in cash and 4.1 million shares of newly issued common stock. The cash is expected to be funded from the Company's general working capital which may be supplemented by the proceeds of unsecured borrowings in the public capital markets. The transaction is expected to close by the end of 1998. For additional information regarding the formation of a new holding company and the related corporate restructuring, the Governance Agreement with Continental and the operating alliance, see Note S to the Consolidated Financial Statements.

    FINANCING ACTIVITIES. Financing activities in 1997 pertained primarily to NWA Corp.'s repurchases of its common stock and Series A and B Preferred Stock, the issuance of $250 million of unsecured notes, the sale and leaseback of eight RJ85 aircraft and the payment of debt and capital lease obligations. In December 1997, the Company repurchased $39 million of its sale-leaseback financing obligations. The Company's Credit Agreement was amended in December 1997 to increase its existing unsecured revolving credit facility from $500 million to $675 million and to extend the availability period to December 2002, and to add a new $175 million 364-day unsecured revolving credit facility. If the 364-day facility is not renewed for an additional 364-day period, the Company may borrow up to the entire amount of the facility and all such borrowings mature in December 2002.

    On September 29, 1997, the Company entered into agreements to repurchase for $1.12 billion over three years the 25 million shares of NWA Corp. common stock held by KLM. On that date, 6.8 million of such shares were repurchased for $273.1 million. Concurrently, all of NWA Corp.'s Series A and B Preferred Stock held by KLM and other holders was repurchased for $251.3 million. Both repurchases were funded using existing cash resources. The remaining 18.2 million shares of common stock to be repurchased were reclassified to redeemable common stock from common stockholders' equity, as required for such stock transactions. However, earnings per share calculations will continue to include the 18.2 million shares until actually repurchased. The Company and KLM also expanded their alliance by entering into an enhanced commercial and operational alliance providing for a minimum term of 13 years.

    Subsequently, on January 16, 1998, NWA Corp. reached an agreement in principle with KLM to accelerate the repurchase of the remaining 18.2 million shares of common stock. The agreement in principle is subject to the execution of definitive documentation and the approval of the respective boards of NWA Corp. and KLM. The estimated purchase price of $775 million will be paid with a combination of approximately $335 million of cash and three senior unsecured notes for the remainder. The cash is expected to be funded from the Company's general working capital which may be supplemented by the proceeds of unsecured borrowings in the public capital markets. The transaction is expected to close before May 1, 1998 at which time the 18.2 million remaining common shares will be repurchased and excluded from the earnings per share calculations. See Note H to the Consolidated Financial Statements.

    Northwest sells certain receivables on an ongoing basis to Northwest Capital Funding Corp., pursuant to a receivable financing program (the "Receivable Program"). The Receivable Program provides for the early retirement of the related term certificates upon the occurrence of certain events, one of which occurred on January 25, 1998. Accordingly, the Company advised the trustee for the certificateholders that these certificates will be paid in full on February 25, 1998.

    Financing activities in 1996 pertained primarily to the sale and leaseback of seven Boeing 757 aircraft and the payment of debt and capital lease obligations, including prepayments of $180 million. In October 1996, the Credit Agreement was amended to increase the term loan to $150 million and extend the final maturity to 2002. In July 1996, NWA Corp. acquired from KLM 3,691.2 shares of NWA Corp. Series A Preferred Stock and 2,962.8 shares of NWA Corp. Series B Preferred Stock in exchange for $379 million of unsecured promissory notes which were repaid in December 1996.

    In October 1995 the Company completed a restructuring of its financing arrangement related to certain property the Company owns in Japan. As a result, long-term debt decreased by $695.9 million and was replaced by a $622.0 million yen-denominated non-recourse obligation with longer maturities which is reflected in the Company's balance sheet as a Mandatorily Redeemable Preferred Security of Subsidiary which holds a solely non-recourse obligation of Company. In December 1995 the Company retired the 1989 acquisition loan by prepaying the remaining $837 million loan outstanding using proceeds from a new credit facility and available funds. Also during 1995, Bankers Trust New York Corporation exchanged 1,727 shares of NWA Corp.'s Series B Preferred Stock for 2,050,000 shares of NWA Corp.'s common stock.

    See Note D to the Consolidated Financial Statements for maturities of long-term debt for the five years subsequent to December 31, 1997.

    CAPITAL COMMITMENTS. The current aircraft delivery schedule provides for the acquisition of 115 aircraft over the next eight years. See Notes K and O to Consolidated Financial Statements for additional discussion of aircraft capital commitments. Other capital expenditures, including costs to commission presently owned aircraft that have not yet entered revenue service, are projected for 1998 to be approximately $395 million which the Company anticipates funding primarily with cash from operations.

    The Company has adopted programs to hushkit and modify 173 DC-9 aircraft to meet noise and aging aircraft requirements. As of December 31, 1997, the Company had hushkitted 89 of these 173 DC-9 aircraft. Capital expenditures for engine hushkits and aging aircraft modifications were $51 million in 1997 and are expected to aggregate $360 million during the next five years for these aircraft. The Company has also elected to upgrade aircraft systems and refurbish interiors for the 173 DC-9 aircraft. Capital expenditures associated with upgrading systems and interior refurbishment were $74 million in 1997 and are expected to aggregate $54 million during the next five years.

    The Company has commenced its program, adopted in 1996, to refurbish the interiors of its international 747 and DC-10 aircraft, estimated to aggregate $120 million over the next five years. In 1996, the Company adopted a program to hushkit and modify 29 Boeing 727-200 aircraft, estimated to cost approximately $65 million over the next two years.

    LABOR AGREEMENTS. The labor cost savings discussed in Note C to Consolidated Financial Statements which improved the Company's 1993 to 1996 cash flow from operating activities ended on July 31, 1996 for flight attendants, September 30, 1996 for mechanics, ground personnel and management and October 30, 1996 for pilots. The Company's agreements with the employee unions provided that wage scales at the end of the Wage Savings Period snapback to August 1, 1993 levels and snap-up pursuant to formulae based in part on wage rates and wage rate increases at other large U.S. airlines. Consequently, at the end of the Wage Savings Period, salaries and wages increased by approximately $340 million on an annualized basis including $50 million for snap-ups.

    The Company's labor contract with each of its unions became amendable as each labor cost savings agreement ended. Consequently, future labor wage rates and costs are subject to collective bargaining. While the Company cannot predict the wage rates that will ultimately be in effect (since such rates will be determined by collective bargaining), management believes that its labor costs will remain competitive in comparison to other large U.S. airlines. The Company cannot predict the ultimate outcome of the negotiations at this time.

    WORKING CAPITAL. The Company operates, like its competitors, with a working capital deficit which aggregated $674.2 million at December 31, 1997. The working capital deficit is primarily attributable to the $1.22 billion air traffic liability for advance ticket sales.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

    The risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of fuel, foreign currency exchange rates and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. See Notes A and P to the Consolidated Financial Statements for accounting policies and additional information, respectively.

    AIRCRAFT FUEL. The Company's earnings are affected by changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. The Company also manages the price risk of fuel costs primarily utilizing futures contracts traded on regulated exchanges. Market risk is estimated as a hypothetical 10% increase in the December 31, 1997 cost per gallon of fuel based on projected 1998 fuel usage which would result in an increase to aircraft fuel expense of approximately $90 million in 1998, net of gains realized from fuel hedge instruments outstanding at December 31, 1997. Gains or losses on hedge contracts are deferred until the related fuel inventory is expensed. As of December 31, 1997, the Company had hedged approximately 28% of its 1998 fuel requirements, including 63% of the first quarter.

    FOREIGN CURRENCY. The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the Japanese yen. From time to time, the Company uses options and forward contracts to hedge its anticipated yen-denominated net cash flows. The result of a uniform 10%
strengthening in the value of the U.S. dollar from December 31, 1997 levels relative to each of the currencies in which the Company's sales and expenses are denominated would result in a decrease in operating income of approximately $48 million for the year ending December 31, 1998, net of gains realized from yen hedge instruments outstanding at December 31, 1997, due to the Company's foreign-denominated revenues exceeding its foreign-denominated expenses. The increase to other income due to the remeasurement of net foreign currency-denominated liabilities and the increase to common stockholders' equity deficit due to the translation of net yen-denominated liabilities resulting from a 10% strengthening in the value of the U.S. dollar is not material. This sensitivity analysis was prepared based upon projected 1998 foreign currency-denominated revenues and expenses and foreign currency-denominated assets and liabilities as of December 31, 1997.

    In 1997, the Company's yen-denominated revenues exceeded its yen-denominated expenses by approximately 75 billion yen (approximately $625 million) and its yen-denominated liabilities exceeded its yen-denominated assets by an average of
13.3 billion yen ($109 million) during 1997. In general, each time the yen strengthens (weakens), the Company's on-going operating income is favorably (unfavorably) impacted due to net yen-denominated cash flows and a nonoperating foreign currency loss (gain) is recognized due to the remeasurement of net yen-denominated liabilities. The Company's operating income was negatively impacted by approximately $70 million due to a weaker yen in 1997 compared to 1996. The yen to U.S. dollar exchange rate at December 31, 1997, 1996 and 1995 was 131 yen to $1, 116 yen to $1 and 103 yen to $1, respectively. There was no material impact on 1997 earnings associated with the Japanese yen collar option and forward contracts. As of December 31, 1997, the Company had purchased put options to hedge approximately 90% of its 1998 net yen-denominated cash flows.

    INTEREST. The Company's earnings are also affected by changes in interest rates due to the impact those changes have on its interest income from cash equivalents and short-term investments and its interest expense from variable-rate debt instruments. The Company has mitigated this risk by limiting its variable-rate debt instruments to approximately 47% of long-term debt at December 31, 1997. If long-term interest rates average 10% more in 1998 than they did during 1997, the Company's net interest expense would increase by approximately $7 million. If short-term interest rates average 10% more in 1998 than they did during 1997, the Company's interest income from cash equivalents and short-term investments would increase by approximately $7 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's variable-rate long-term debt and cash equivalent and short-term investment balances at December 31, 1997.

    Market risk for fixed-rate long-term debt is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to approximately $45 million. The fair values of the Company's long-term debt were estimated using quoted market prices or discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

OTHER INFORMATION

    INCOME TAXES. Sections 382 and 383 of the Internal Revenue Code of 1986 (the "Code") and the regulations thereunder impose limitations on the carryforward amounts of net operating losses ("NOLs"), alternative minimum tax net operating losses ("AMTNOLs") and credits that can be used to offset taxable income (or used as a credit) in any single year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on any testing date. See Note J to the Consolidated Financial Statements for information regarding income taxes and NOLs, AMTNOLs and credits.

    Management believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred prior to such offering. If such an ownership change in fact occurred as a result of the November 1995 offering, management believes that even as limited by Sections 382 and 383 of the Code, the NOLs, AMTNOLs and credits would be used significantly earlier than their expiration, and the annual limitation would not have an adverse impact on the Company. However, if the Internal Revenue Service (the "IRS") were to successfully assert that an ownership change had occurred on any prior date, including August 1, 1993 (the date of the labor agreements), the impairment of the Company's ability to use its NOLs, AMTNOLs and credit carryforwards would be significant because the value of the Company's stock on certain prior testing dates (which adversely affects the annual limitation) was relatively low.

    U.S. TRANSPORTATION TAXES. The United States 10% passenger ticket tax applicable to domestic travel, the 6.25% domestic cargo waybill tax and the $6 per passenger international departure tax expired on December 31, 1995. Consequently, the Company ceased collecting these taxes on January 1, 1996. These taxes were reinstated for tickets sold subsequent to August 27, 1996 for travel through December 31, 1996. These taxes lapsed again on December 31, 1996 and were reinstated for tickets sold from March 7, 1997 to September 30, 1997. The Company estimates that the reinstatement of the transportation taxes had approximately a $183 million adverse impact on passenger revenues for the year ended December 31, 1997.

    The Taxpayer Relief Act enacted by Congress revised transportation taxes and instituted new taxes for tickets for travel from October 1, 1997 to December 31, 2007. The legislation included a reduction in the domestic passenger ticket tax to 7.5% over three years (the rate decreased to 9% on October 1, 1997) with certain rural airports subject to a 7.5% tax throughout the life of the bill. The $6 international departure tax increased to $12 and a new $12 international arrival tax was imposed (both began for tickets sold on or after August 13, 1997 for travel commencing on or after October 1, 1997). The departure tax on travel between the U.S. 48 states and Alaska or Hawaii remained at $6. A new segment fee applicable to domestic travel began at $1 for the period from October 1, 1997 to September 30, 1998 and will gradually increase to $3 for the calendar year 2002. Rural airports are exempt from this segment fee, but travel between the U.S. 48 states and Alaska or Hawaii is subject to this new tax. Both the international departure and arrival taxes and the segment fee will be indexed each year to the consumer price index. In addition, a 7.5% tax on the sale of frequent flyer miles was included in the legislation. The impact of the changes is expected to increase annualized U.S. transportation taxes collected by Northwest from current levels by approximately $50 million resulting in an undetermined dilution of future passenger revenue.

    U.S.--JAPAN AVIATION BILATERAL. On January 30, 1998, the U.S. and Japan signed a Memorandum of Consultation ("MOC"). The MOC outlines the agreement to modify the 1952 U.S.--Japan bilateral aviation agreement until a final Memorandum of Understanding is executed. Among other things, the MOC (1) confirms Northwest's "fifth freedom" rights between Japan and other Asian destinations, (2) provides unlimited opportunities to fly between any point in the U.S. and any point in Japan, (3) allows certain code-sharing rights, (4) provides opportunities for competitive pricing, (5) provides one additional Japanese passenger airline and one additional Japanese all-cargo airline with certificate authority issued pursuant to the 1952 aviation agreement and (6) permits expanded frequencies for U.S. and Japan airlines not holding certificate authority issued pursuant to the 1952 aviation agreement. In addition, the U.S. has received assurances that Northwest will retain all 316 of its weekly takeoff and landing slots at Tokyo's slot-constrained Narita International Airport, along with Northwest's allocation of 142 slots at Osaka's Kansai Airport and will have access to new slots as they become available. As a result of the MOC, Northwest expects its U.S. and Japan airline competitors to add capacity between the U.S. and Japan. Northwest expects to respond to the increased competition and to take advantage of its affirmed and additional rights resulting from the MOC. The increased competitive environment resulting from the MOC and the general economic environment in Asia may adversely impact the Company's Pacific revenues in 1998.

    DETROIT MIDFIELD TERMINAL. In October 1996, the Company and Wayne County, Michigan (the "County") entered into an agreement pursuant to which, subject to the satisfaction of certain conditions set forth in the agreement, the Company will manage and supervise the design and construction of a

$960 million terminal at Detroit Metropolitan Wayne County Airport. The new terminal is scheduled to be completed in 2001 and is anticipated to be funded from federal and State of Michigan grants, passenger facility charges and the County's issuance of airport bonds payable primarily from future passenger facility charges. The Company and the County have entered into agreements pursuant to which the Company will lease space in the new terminal for a term of 30 years from the date the terminal opens.

    YEAR 2000 ISSUE. The Company uses a significant number of computer software programs and embedded operating systems that are essential to its operations. As a result, the Company implemented a Year 2000 project in 1996 to ensure that the Company's computer systems will function properly in the Year 2000 and thereafter. The Company anticipates completing its Year 2000 project in early 1999 and believes that with modifications to its existing software and systems and/or conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems.

    The Company has also initiated communications with its significant suppliers and vendors with whom the Company's systems interface and exchange data or upon whom the Company's business depends and is coordinating efforts with these outside third parties to minimize the extent to which its business will be vulnerable to such third parties' failure to remediate their own Year 2000 Issues. The Company's business is also dependent upon certain governmental organizations or entities which provide essential aviation industry infrastructure, such as the Federal Aviation Administration ("FAA"). There can be no assurance that the systems of such third parties on which the Company's business relies (including those of the FAA) will be modified on a timely basis. The Company's business, financial condition or results of operations could be materially adversely affected by the failure of its systems or those operated by other parties to operate properly beyond 1999. To the extent possible, the Company will be developing and executing contingency plans designed to allow continued operation in the event of failure of the Company's or third parties' systems.

    The total cost of the Company's Year 2000 project is currently estimated at $55 million (of which $10 million has been spent and expensed) and is being funded through cash from operations. The remaining costs for the Year 2000 project will be expensed as incurred. The costs of the Company's Year 2000 project and the date on which the Company believes it will be completed are based on management's best estimates and include assumptions regarding third party modification plans. However, in particular due to the potential impact of third party modification plans, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

    NEW ACCOUNTING STANDARDS. See Note A to the Consolidated Financial Statements for recent accounting standards that impact future financial statement disclosure requirements.

    FORWARD-LOOKING STATEMENTS. Certain statements made in this Prospectus Supplement and the accompanying Prospectus are forward-looking and are based upon information available to the Company on the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These statements deal with the Company's expectations about the future and are subject to a number of factors that could cause actual results to differ materially from our expectations.

    It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook of an airline operating in the global economy. Some factors that could significantly impact expected capacity, load factors, revenues, expenses and cash flows include the airline pricing environment, fuel costs, labor negotiations both at the Company and other carriers, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuation, inflation, the general economic environment in the U.S. and other regions of the world and other factors discussed herein.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "SENIOR DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF SENIOR DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. THE FOLLOWING SUMMARY OF CERTAIN TERMS OF THE NOTES AND THE SENIOR INDENTURE DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE TRUST INDENTURE ACT OF 1939, AS AMENDED (THE "TIA"), AND TO ALL OF THE PROVISIONS OF THE SENIOR INDENTURE AND THOSE TERMS MADE A PART OF THE SENIOR INDENTURE BY REFERENCE TO THE TIA AS IN EFFECT ON THE DATE OF THE CLOSING OF THE OFFERING OF THE NOTES.

GENERAL

    The 7 5/8% Notes due 2005 (the "Notes due 2005") and the 7 7/8% Notes due 2008 (the "Notes due 2008", and, together with the Notes due 2005, the "Notes") are each a series of Senior Debt Securities described in the accompanying Prospectus.

    The Notes will be general unsecured obligations of Northwest. The Notes due 2005 will mature on March 15, 2005, and will be limited to an aggregate principal amount of $200,000,000, and the Notes due 2008 will mature on March 15, 2008, and will be limited to an aggregate principal amount of $200,000,000, although the Senior Indenture provides that additional Senior Debt Securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Senior Indenture (as defined in the Prospectus), authorized from time to time by Northwest's Board of Directors. The Notes will bear interest at the respective rates per annum shown on the cover of this Prospectus Supplement from March 4, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on March 15 and September 15 of each year, commencing September 15, 1998, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on March 1 or September 1, as the case may be, next preceding such Interest Payment Date. (Indenture Sections 3.1 and 3.7). The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more permanent global Notes registered in the name of the The Depository Trust Company ("DTC") or its nominee, as described below.

    The Notes will be issued under an Indenture dated as of March 1, 1997 (the "Senior Indenture"), among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank and Trust Company, as trustee (the "Trustee").

    The Notes will be fully and unconditionally guaranteed on an unsecured basis by NWA Corp., which guarantee shall rank PARI PASSU with all future unsecured and unsubordinated indebtedness of NWA Corp. and senior in right of payment to all subordinated indebtedness of NWA Corp.

    As discussed below, payment of principal of, and interest on, Notes represented by one or more permanent global Notes registered in the name of or held by DTC or its nominee, as the case may be, will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such permanent global Note or Notes.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the option of Northwest, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Register (as defined in the Senior Indenture), on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (as defined in the Senior Indenture) (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium (as defined below), if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

    The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

    (i) the sum of the present values, calculated as of the Redemption Date, of:

       (A) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

        (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

    over

    (ii) the principal amount of the Note (or portion thereof) being redeemed.

    The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 37.5 basis points, in the case of the Notes due 2005, or 50.0 basis points, in the case of the Notes due 2008.

    The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by Northwest; provided, that if Northwest fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

    For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

    The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

    If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

    The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

GLOBAL NOTES

    The Notes will be issued in whole or in part in the form of one or more global Notes for each series (each, a "Global Note") deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under the limited circumstances described in the Prospectus under "Description of Debt Securities--Global Debt Securities," owners of beneficial interests in Global Notes will not be entitled to physical delivery of Notes in certificated form. Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor. A further description of DTC's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities--Global Debt Securities." It is anticipated that DTC will confirm to Northwest, NWA Corp., the Underwriters and the Trustee that it intends to follow such procedures.

    It is anticipated that DTC will advise Northwest and the Underwriters as follows. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and Northwest has agreed to sell to them, severally, the respective principal amounts of the Notes set forth opposite their respective names below:

                                                                                     PRINCIPAL       PRINCIPAL
                                                                                     AMOUNT OF       AMOUNT OF
                NAME                                                               NOTES DUE 2005  NOTES DUE 2008
                                                                                   --------------  --------------
Morgan Stanley & Co. Incorporated................................................  $  100,000,000  $  100,000,000
Goldman, Sachs & Co..............................................................      40,000,000      40,000,000
BT Alex. Brown Incorporated......................................................      30,000,000      30,000,000
Chase Securities Inc.............................................................      30,000,000      30,000,000
                                                                                   --------------  --------------
    Total........................................................................  $  200,000,000  $  200,000,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to initially offer the Notes in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .250% of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .125% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    Northwest does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time by the Underwriters at their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

    In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, in the offering of the Notes, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    NWA Corp. and Northwest have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Certain of the Underwriters and their affiliates have provided from time to time, and expect to provide in the future, financial advisory, general financing and banking and investment banking services to Northwest and NWA Corp. and its affiliates, for which such Underwriters have received and will receive customary fees and commissions. In addition, BT Alex. Brown Incorporated is an affiliate of Bankers Trust Company of New York ("BTNY") and Bankers Trust Company ("BTCo."). George J. Vojta, who is a director of NWA Corp., is Vice Chairman and a director of both BTNY and BTCo.

                                 LEGAL OPINIONS

    The validity of the Notes being offered hereby and the Parent Guaranty by NWA Corp. will be passed upon for Northwest and NWA Corp. by Simpson Thacher & Bartlett, New York, New York. In rendering such opinion, Simpson Thacher & Bartlett will rely as to matters of Minnesota law on an opinion from the Office of the General Counsel of NWA Corp. and Northwest. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

PROSPECTUS
                                 $1,500,000,000

                            NORTHWEST AIRLINES, INC.

            DEBT SECURITIES AND WARRANTS TO PURCHASE DEBT SECURITIES
                                 -------------
 PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST FULLY AND UNCONDITIONALLY
                                 GUARANTEED BY

                         NORTHWEST AIRLINES CORPORATION

    Northwest Airlines, Inc. ("Northwest") may from time to time offer, together or separately, its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Northwest (the "Debt Securities"), and warrants (the "Warrants") to purchase Debt Securities (collectively, the "Securities"), in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities offered pursuant to this Prospectus may be issued as unsecured and unsubordinated Debt Securities ("Senior Debt Securities") or as unsecured and subordinated Debt Securities ("Senior Subordinated Debt Securities"), in one or more series and, together with any Warrants, will be limited to $1,500,000,000 aggregate public offering price and exercise price (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies or currency units).

    The specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a supplement to this Prospectus (the "Prospectus Supplement") which will be delivered together with this Prospectus, including, where applicable, in the case of Debt Securities, the specific designation (including whether the Offered Securities are Senior Debt Securities or Senior Subordinated Debt Securities), aggregate principal amount, the denomination, maturity, premium, if any, the rate (which may be fixed or variable), time and method of calculating payments of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of Northwest or the holder, any sinking fund provisions, the initial public offering price and other special terms and, in the case of Warrants, the specific designation, aggregate number, duration, initial public offering price, exercise price, currency in which the exercise price is payable, detachability of any Warrants, description of the Debt Securities for which such Warrants are exercisable, terms of any mandatory or optional call and other special terms, together with any other terms in connection with the offering and sale of the Offered Securities, and the net proceeds to Northwest from such offering. This Prospectus, together with the Prospectus Supplement relating to any Warrants that have been issued, may also be delivered in connection with the issuance of the Debt Securities for which such Warrants are exercised.

    The Securities may be denominated in United States dollars or, at the option of Northwest if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    The Senior Debt Securities will rank on a parity with all unsecured and unsubordinated indebtedness of Northwest, and the Senior Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness (as hereinafter defined). See "Description of Securities--Subordination of Senior Subordinated Debt Securities." The Senior Debt Securities and the Senior Subordinated Debt Securities will be fully and unconditionally guaranteed (the "Parent Guaranty") by Northwest Airlines Corporation ("NWA Corp." and, together with its subsidiaries, the "Company"), the indirect parent of Northwest, on a senior basis and a senior subordinated basis, respectively.

    As of December 31, 1997, Northwest had $2,099.2 million of long-term debt and capital lease obligations which would rank PARI PASSU in right of payment with the Senior Debt Securities, of which $1,587.4 million was secured by Northwest's assets and no long-term debt or capital lease obligations which would rank senior in right of payment to the Senior Debt Securities. As of the same date, Northwest had no long-term debt or capital lease obligations which would rank PARI PASSU in right of payment with the Senior Subordinated Debt Securities and $2,099.2 million of long-term debt and capital lease obligations which would rank senior in right of payment to the Senior Subordinated Debt Securities, of which $1,587.4 million was secured by Northwest's assets. As of the same date, NWA Corp. had $729.8 million of long-term debt obligations (consisting entirely of NWA Corp.'s guarantees of the indebtedness of subsidiaries) which would rank PARI PASSU in right of payment with the Parent Guaranty of the Senior Debt Securities, none of which was secured by NWA Corp.'s assets, and which would rank prior in right of payment to the Parent Guaranty of the Senior Subordinated Debt Securities. As of such date, NWA Corp. had no obligations which would rank senior in right of payment to the Parent Guaranty of the Senior Debt Securities and no obligations which would rank PARI PASSU in right of payment with the Parent Guaranty of the Senior Subordinated Debt Securities.
                               ------------------

    Northwest may sell the Securities to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES OR WARRANTS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

               The date of this Prospectus is February 27, 1998.

                             AVAILABLE INFORMATION

    NWA Corp. and Northwest together have filed with the Securities and Exchange Commission (the "Commission") Registration Statements on Form S-3 (together with all amendments and exhibits, the "Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statements, reference is made to the exhibit for a more complete description of the matter involved.

    NWA Corp. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. Such reports and other information, as well as the Registration Statement, including exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Northwest is not required to file separate reports, proxy and information statements or other information with the Commission pursuant to the requirements of the Exchange Act. Instead, information with respect to Northwest is provided, to the extent required, in filings made by NWA Corp.

    Separate financial statements of Northwest are not being provided because all of the securities being issued by Northwest under this prospectus are fully and unconditionally guaranteed by NWA Corp. and such financial statements are therefore not deemed material.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents of NWA Corp., which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

    (a) NWA Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (b) NWA Corp.'s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

    (c) NWA Corp.'s Current Reports on Form 8-K dated March 6, 1997, November 25, 1997, January 25, 1998 and February 19, 1998.

    All documents filed by NWA Corp. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Exchange Act file number is 0-23642.

    NWA Corp. will provide without charge to any person to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to the Secretary's Office, NWA Corp., 5101 Northwest Drive, Dept. A1180, St. Paul, Minnesota 55111-3034, telephone number (612) 726-2111.

                                  THE COMPANY

    Northwest, the principal wholly-owned indirect subsidiary of NWA Corp., operates the world's fourth largest airline (as measured by 1996 revenue passenger miles ("RPMs")) and is engaged principally in commercial transportation of passengers and cargo. Northwest's business focuses on the development of a global airline network through the optimization of its domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with hubs at Tokyo and Osaka, and a transatlantic alliance with KLM Royal Dutch Airlines ("KLM"), which operates a hub through Amsterdam.

    Northwest operates substantial domestic and international route networks. As of December 31, 1997, Northwest directly served more than 150 cities in 18 countries on the continents of North America, Asia and Europe. Northwest had more than 54 million enplanements and flew over 72 billion RPMs in 1997.

    NWA Corp. was originally formed under the name Wings Holdings Inc. The Company's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121; its mailing address is 5101 Northwest Drive, St. Paul, Minnesota 55111-3034 and its telephone number is (612) 726-2111.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds to Northwest from the sale of the Securities offered hereby will be added to the working capital of Northwest and will be available for general corporate purposes, among which may be the repayment of outstanding indebtedness and financing of capital expenditures. The Company does not currently expect to discharge any such indebtedness or finance any such capital expenditures with the proceeds of the sale of Securities offered hereby.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for NWA Corp. and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent consolidated earnings (loss) before income taxes, cumulative effect of accounting change and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), one-third of rental expense, which is considered representative of the interest factor, and amortization of debt discount and expense.

               YEAR ENDED DECEMBER 31
-----------------------------------------------------
  1997       1996       1995       1994       1993
---------  ---------  ---------  ---------  ---------
3.05            2.74       1.90       1.88     (a)

---------

(a) Earnings did not cover fixed charges by $121.5 million for the year ended December 31, 1993. Excluding non-recurring special charges of $94.3 million for the year ended December 31, 1993, earnings did not cover fixed charges by $27.2 million.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities are to be issued under an Indenture, dated as of March 1, 1997, among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank and Trust Company, as Trustee (the "Senior Indenture"). The Senior Subordinated Debt Securities are to be issued under an Indenture, dated as of July 1, 1995, among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank & Trust Company, as Trustee (the "Subordinated Indenture"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures." A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    A series of Debt Securities may be offered contemporaneously with an offering of Warrants to purchase an additional portion of such or another series of Debt Securities. Warrants to purchase a series of Debt Securities may also be offered independently of any offering of Debt Securities. See "Description of Warrants." The statements herein relating to the Debt Securities and the Indentures are summaries and reference is made to the detailed provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Where no distinction is made between the Senior Debt Securities and the Senior Subordinated Debt Securities or between the Senior Indenture and the Subordinated Indenture, such summaries refer to any Debt Securities and either Indenture. Whenever particular defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such defined terms are incorporated herein or therein by reference.

    The anticipated market for the Debt Securities and the specific use of proceeds of an offering of such securities will be set forth in the applicable Prospectus Supplement.

    TO THE EXTENT THAT ANY PROVISION IN ANY PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH ANY PROVISION IN THIS SUMMARY, THE PROVISION OF SUCH PROSPECTUS SUPPLEMENT WILL CONTROL.

GENERAL

    The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time in one or more series. The Senior Debt Securities will be unsecured and unsubordinated obligations of Northwest and will rank on a parity with all other unsecured and unsubordinated indebtedness of Northwest. The Senior Subordinated Debt Securities will be unsecured obligations of Northwest and, as set forth below under "Subordination of Senior Subordinated Debt Securities," will be subordinated in right of payment to all Senior Indebtedness of Northwest.

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for a description of the specific series of Debt Securities being offered thereby or, if Warrants are being offered thereby, the Debt Securities to be issued upon exercise of such Warrants, including: (1) the specific designation of such Debt Securities, including whether the Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable;
(8) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of Northwest; (9) the obligation, if any, of Northwest to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, upon the happening of specified events, or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (10) the denominations in which such Debt Securities are authorized to be issued;
(11) the currency or currency units for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currency units in which principal of, premium, if any, and/or interest, if any, on such Debt Securities will be payable or redeemable and whether Northwest or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency units other than that in which such Debt Securities are stated to be payable or redeemable; (12) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (13) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of Northwest or NWA Corp. specified in the Indenture with respect to such Debt Securities;
(15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities and coupons; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (17) the terms and conditions relating to Warrants issued by Northwest in connection with or for the purchase of such Debt Securities; (18) any index used to determine the amount of payments of principal of (and premium, if any) and interest, if any, on such Debt Securities; (19) any provisions relating to the exchange of such Debt Securities; and (20) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

    Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

DENOMINATIONS, PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

    Registered Securities will be issuable in denominations of $1,000 and integral multiples of $1,000, and Bearer Securities will be issuable in the denomination of $5,000 or, in each case, in such other denominations and currencies as may be in the terms of the Debt Securities of any particular series. Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made, subject to any applicable laws and regulations, in the designated currency at the office or agency of Northwest maintained for that purpose as Northwest may designate from time to time, except that, at the option of Northwest, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed by the Trustee to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the Person in whose name such Debt Security is registered at the close of business on the regular record date for such interest.

    Payment in respect of Debt Securities in bearer form will be payable in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Northwest may appoint from time to time. The paying agents outside the United States, if any, initially appointed by Northwest for a series of Debt Securities will be named in the applicable Prospectus Supplement. Northwest may at any time designate additional Paying Agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, Northwest will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, Northwest will be required to maintain a Paying Agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. Northwest will have the right to require a holder of any Debt Security, in connection with the payment of the principal of, premium, if any, and interest, if any, on such Debt Security, to certify information to Northwest or, in the absence of such certification, Northwest will be entitled to rely on any legal presumption to enable Northwest to determine its duties and liabilities, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

    Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of Northwest maintained for such purpose as designated by Northwest from time to time. Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith.

    In the event of any redemption in part, Northwest shall not be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Securities, or portion thereof, called for redemption or otherwise surrendered for repayment, except the unredeemed or unrepaid portion of any Registered Security being redeemed or repaid in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

    The obligation of Northwest to make payment on account of the principal of, premium, if any, and interest, if any, on the Senior Subordinated Debt Securities will be subordinated and junior in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of Northwest. The Senior Subordinated Debt Securities will rank PARI PASSU with any future Indebtedness of Northwest which by its terms states that it will rank PARI PASSU with the Senior Subordinated Debt Securities. The Senior Subordinated Debt Securities will rank senior to all other existing and future subordinated Indebtedness or other subordinated obligations of Northwest. Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described herein.

    "Senior Indebtedness" of Northwest means all Indebtedness of Northwest (other than the Senior Subordinated Debt Securities) unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or PARI PASSU with the Senior Subordinated Debt Securities; PROVIDED, HOWEVER, that such Senior Indebtedness does not include (x) any Indebtedness, guarantee or other obligation of Northwest that is subordinate or junior in any respect to any other Indebtedness of Northwest or
(y) any Indebtedness of Northwest to any of its Subsidiaries or to any Person of which Northwest is a Subsidiary. "Indebtedness" of any Person means, without duplication, the principal of, premium, if any, and accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on (i) indebtedness of such Person for money borrowed, (ii) guarantees by such Person of indebtedness for money borrowed by any other Person, (iii) indebtedness of such Person evidenced by notes, debentures, bonds or other instruments of indebtedness for payment of which such Person is responsible or liable, (iv) obligations for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction, (v) obligations of such Person under Capital Leases and Flight Equipment leases, (vi) obligations under interest rate and currency swaps, caps, collars options, forward or spot contracts or similar arrangements or with respect to foreign currency hedges or aircraft fuel hedges, (vii) commitment and other bank financing fees under contractual obligations associated with bank debt, (viii) any indebtedness representing the deferred and unpaid purchase price of any property or business, and (ix) all deferrals, renewals, extensions and refundings of any such indebtedness or obligations; PROVIDED, HOWEVER, that Indebtedness shall not include amounts owed to trade creditors in the ordinary course of business, nonrecourse indebtedness secured by real property located outside the United States or operating lease rental payments (other than Flight Equipment lease rental payments) in the ordinary course of business.

    No payment on account of principal of, premium, if any, or interest on the Senior Subordinated Debt Securities or deposit pursuant to the provisions described under "Defeasance" below may be made if (i) any Senior Indebtedness is not paid when due (following the expiration of any applicable grace period) or
(ii) any other default on Senior Indebtedness occurs and the maturity of any Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (a) such failure to pay or acceleration relates to Senior Indebtedness in an aggregate amount equal to or less than $20 million, (b) the default has been cured or waived or has ceased to exist, (c) such acceleration has been rescinded, or (d) such Senior Indebtedness has been paid in full. A failure to make any payment with respect to the Senior Subordinated Debt Securities as a result of the foregoing provisions will not limit the right of the holders of the Senior Subordinated Debt Securities to accelerate the maturity thereof as a result of such payment default.

    Upon any distribution of the assets of Northwest upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to Northwest, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Senior Subordinated Debt Securities are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of Northwest who are holders of Senior Indebtedness or of other unsubordinated Indebtedness may recover more, ratably, than the holders of the Senior Subordinated Debt Securities.

THE PARENT GUARANTY

    NWA Corp. will unconditionally guarantee, pursuant to Indentures, the due and punctual payment of the principal of, premium, if any, and interest on the Debt Securities when the same shall become due, whether by acceleration or otherwise. The Parent Guaranty will be enforceable without any need first to enforce Debt Securities against Northwest. The Parent Guaranty of the Senior Subordinated Debt Securities will be subordinated and junior in right of payment, as set forth in the Senior Subordinated Debt Securities Indenture, to the prior payment in full of all Senior Indebtedness of NWA Corp. The terms of such subordination will parallel the subordination terms applicable to the Senior Subordinated Debt Securities as set forth above under "Subordination of Senior Subordinated Debt Securities," except that, for purposes of the Parent Guaranty, Senior Indebtedness of NWA Corp. means all Indebtedness of NWA Corp. (other than the Parent Guaranty) unless such Indebtedness, by its terms or by the terms of the instrument creating or evidencing it, is subordinate in right of payment to or PARI PASSU with the Parent Guaranty; PROVIDED, HOWEVER, that such Senior Indebtedness does not include any Indebtedness of NWA Corp. to any of its subsidiaries. The Parent Guaranty of the Senior Subordinated Debt Securities will rank PARI PASSU with any future Indebtedness of NWA Corp. which by its terms states that it will rank PARI PASSU with the Parent Guaranty of the Senior Subordinated Debt Securities. The Parent Guaranty of the Senior Subordinated Debt Securities will rank senior to all other existing and future subordinated Indebtedness or other subordinated obligations of NWA Corp.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary") or with a nominee for the Depositary identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Northwest expects that the following provisions will apply to depositary arrangements.

    Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Northwest, if such Debt Securities are offered and sold directly by Northwest. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.

    So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indentures. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indentures. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures. Northwest understands that, under existing industry practices, if Northwest requests any action of holders or an owner of a beneficial interest in which Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indentures, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security.

    Northwest expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. Northwest also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of Northwest, NWA Corp., the Trustee or any agent of Northwest shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by Northwest within ninety days, Northwest will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, Northwest may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Securities representing such Debt Securities. Further, if Northwest so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Registered Global Security representing Debt Securities of such series may, on terms acceptable to Northwest and the Depositary for such Registered Global Security, receive Debt Securities of such series in definitive form registered in the name of such beneficial owner or its designee.

CONSOLIDATION, MERGER OR SALE BY NORTHWEST OR NWA CORP.

    Each Indenture provides that neither Northwest nor NWA Corp. may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any Person, unless (i) (a) in the case of a merger or consolidation, Northwest or NWA Corp. is the surviving corporation, as the case may be, or (b) in the case of a merger or consolidation where Northwest or NWA Corp. is not the surviving corporation and in the case of such a sale, conveyance or other disposition, the resulting, successor or acquiring Person is a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes by supplemental indenture all the obligations of Northwest under the Debt Securities and any coupons appertaining thereto (or of NWA Corp. under the Parent Guaranty, as the case may be) and the obligations of Northwest or NWA Corp., as the case may be, under the Indentures, (ii) immediately after giving effect to such merger or consolidation, or such sale, conveyance, transfer, lease or other disposition (including, without limitation, any Debt directly or indirectly incurred or anticipated to be incurred in connection with or in respect of such transaction), no Default or Event of Default shall have occurred and be continuing and (iii) certain other conditions are met. In the event a successor corporation assumes the obligations of Northwest or NWA Corp., as the case may be, such successor corporation shall succeed to and be substituted for Northwest or NWA Corp. as the case may be, under the Indentures and under the Debt Securities and any coupons appertaining thereto and all obligations of Northwest or NWA Corp., as the case may be, shall terminate. In the event of any such permitted consolidation, merger, sale, conveyance, disposition or other change of control transaction (including a highly leveraged transaction), the holders of the Debt Securities will not have the right to require redemption thereof or similar rights unless otherwise provided in the applicable Prospectus Supplement.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

    Events of Default with respect to Debt Securities of any series issued thereunder are defined in the Indentures as being: default for thirty days in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due; default in payment of principal, premium, if any, or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; default for sixty days after notice to Northwest and NWA Corp. by the Trustee, or to Northwest, NWA Corp. and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement applicable to the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; and certain events of bankruptcy, insolvency or reorganization of Northwest or NWA Corp. Any other Events of Default applicable to a specified series of Debt Securities will be described in the applicable Prospectus Supplement. An Event of Default with respect to a particular series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.

    The Indentures provide that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series issued thereunder and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to Northwest and NWA Corp. (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount specified in the applicable Prospectus Supplement) of all the Debt Securities of that series to be due and payable.

    The Indentures provide that the Trustee for any series of Debt Securities shall, within ninety days after the occurrence of a Default known to it with respect to Debt Securities of that series, give to the holders of the Debt Securities of that series notice of all such uncured Defaults; PROVIDED, that such notice shall not be given until 60 days after the occurrence of a Default with respect to Debt Securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest or make a mandatory sinking fund payment; and PROVIDED FURTHER, that, except in the case of default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers (as defined therein) in good faith determines that withholding such notice is in the interest of the holders of the Debt Securities of that series. "Default" means any event which is, or, after notice or passage of time or both, would be, an Event of Default.

    The Indentures provide that the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee, the Indentures provide that the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee.

    The Indentures include a covenant that Northwest will file annually with the Trustee a certificate as to Northwest's compliance with all conditions and covenants of the applicable Indenture.

    The holders of not less than a majority in aggregate principal amount of any series of Debt Securities by notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (and any acceleration resulting therefrom) and certain other defaults.

MODIFICATION OF THE INDENTURES

    The Indentures contain provisions permitting Northwest, NWA Corp. and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to Northwest or NWA Corp. and the assumption of the covenants of Northwest or NWA Corp. by a successor; (ii) to add to the covenants of Northwest or NWA Corp. or surrender any right or power of Northwest or NWA Corp. and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions or conditions a Default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant, restriction or condition such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provided for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default; (iii) to add additional Events of Default with respect to any series;
(iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form or in global form; (v) under certain circumstances to add to, change or eliminate any provision affecting Debt Securities not yet issued; (vi) to secure the Debt Securities;
(vii) to add to the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Securities, as herein set forth, other conditions, limitations and restrictions thereafter to be observed; (viii) to establish the form or terms of Debt Securities; (ix) to evidence and provide for successor Trustees; (x) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (xi) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indentures, PROVIDED that such action does not adversely affect the interests of any holder of Debt Securities of any series issued under such Indentures in any material respect; (xii) to cure any ambiguity or correct any mistake; or (xiii) to supplement any of the provisions of the Indentures to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Debt Security; provided that any such action shall not adversely affect the interests of the Holders of any such series or any other series of Debt Securities or any related coupons in any material respect.

    The Indentures also contain provisions permitting Northwest, NWA Corp. and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indentures or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected, (i) change the time for payment of principal or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or interest on any Debt Security; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of an Original Issue Discount Debt Security;
(v) change the coin or currency in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; (viii) change the obligation of Northwest to maintain an office or agency in the places and for the purposes specified in the Indentures;

(ix) modify the obligations of NWA Corp. to make payment under the Parent Guaranty; or (x) modify any of the foregoing provisions.

DEFEASANCE

    If indicated in the applicable Prospectus Supplement, Northwest may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as described below) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the Trustee for such series (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in the amount sufficient to pay the principal of, premium, if any, and interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. Upon the occurrence of a defeasance, Northwest will be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities and any coupons appertaining thereto and to have satisfied all of its other obligations under such Debt Securities and any coupons appertaining thereto (except for (i) the rights of holders of such Debt Securities to receive, solely from the trust funds deposited to defease such Debt Securities, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities or any coupons appertaining thereto when such payments are due and (ii) certain other obligations as provided in the Indentures). Upon the occurrence of a covenant defeasance, Northwest will be released only from its obligations to comply with certain covenants contained in the Indenture relating to such Debt Securities, will continue to be obligated in all other respects under such Debt Securities and will continue to be contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to such Debt Securities.

    Unless otherwise specified in the applicable Prospectus Supplement and except as described below, the conditions to both defeasance and covenant defeasance are as follows: (i) such defeasance or covenant defeasance must not result in a breach or violation of, or constitute a Default or Event of Default under, the applicable Indenture, or result in a breach or violation of, or constitute a default under, any other material agreement or instrument of Northwest or NWA Corp.; (ii) certain bankruptcy related Defaults or Events of Default with respect to Northwest or NWA Corp. must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease such Debt Securities and ending on the 91st day after such date; (iii) Northwest must deliver to the Trustee an Opinion of Counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if such defeasance or covenant defeasance had not occurred (such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indentures); (iv) Northwest must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel with respect to compliance with the conditions precedent to such defeasance or covenant defeasance and with respect to certain registration requirements under the Investment Company Act of 1940, as amended; and (v) any additional conditions to such defeasance or covenant defeasance which may be imposed on Northwest pursuant to the applicable Indenture. The Indentures require that a nationally recognized firm of independent public accountants deliver to the Trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of such Debt Securities. The Indentures do not provide the holders of such Debt Securities with recourse against such firm. If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or any agency or instrumentality of the government issuing the currency in which Debt Securities of such series are payable. In the event that Government Obligations deposited with the Trustee for the defeasance of such Debt Securities decrease in value or default subsequent to their being deposited, Northwest will have no further obligation, and the holders of such Debt Securities will have no additional recourse against Northwest, as a result of such decrease in value or default. As described above, in the event of a covenant defeasance, Northwest remains contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to the Debt Securities.

    Northwest may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Northwest exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If Northwest exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

    The applicable Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to Debt Securities of a particular series.

THE TRUSTEE

    State Street Bank and Trust Company is the Trustee under the Indentures. Northwest and NWA Corp. also maintain banking and other commercial relationships with State Street Bank and Trust Company and its affiliates in the ordinary course of business and State Street Bank and Trust Company acts as Trustee under several other indentures for NWA Corp. and Northwest.

                            DESCRIPTION OF WARRANTS

    Northwest may issue Warrants for the purchase of Debt Securities. Warrants may be issued together with or separately from any Debt Securities offered by any Prospectus Supplement and, if issued together with Debt Securities, may be attached to or separate from such Debt Securities. The Warrants are to be issued under one or more separate Warrant Agreements (a "Warrant Agreement") to be entered into between Northwest and State Street Bank and Trust Company, successor to The First National Bank of Boston, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of Northwest in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The statements herein relating to the Warrants and the Warrant Agreements are summaries and reference is made to the detailed provisions of the Warrant Agreements. A form of Warrant Agreement for Warrants Sold Attached to Debt Securities and a form of Warrant Agreement for Warrants Sold Alone have been incorporated by reference as exhibits to the Registration Statement.

GENERAL

    If Warrants are offered, reference is made to the applicable Prospectus Supplement which accompanies this Prospectus for a description of the specific terms of the Warrants being offered thereby, including (i) the specific designation and aggregate number of such Warrants, (ii) the offering price and the currency or composite currencies for which Warrants may be purchased, (iii) the designation (including whether the Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities), aggregate principal amount, currency or composite currencies and terms of the Debt Securities purchasable upon exercise of the Warrants, (iv) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with the minimum denomination of each such Debt Security, (v) if applicable, the date on and after which the Warrants and the related Debt Securities will be separately transferable, (vi) the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price or the manner of determining the price and currency or composite currencies or other consideration (which may include Debt Securities) for which such principal amount of Debt Securities may be purchased upon such exercise, (vii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire (the "Expiration Date"),
(viii) the terms of any mandatory or optional redemption by Northwest, (ix) certain Federal income tax consequences, (x) whether the certificates for Warrants will be issued in registered or unregistered form, and (xi) any other special terms pertaining to such Warrants. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants will not be listed on any securities exchange.

    Warrant certificates may be exchanged for new Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and exchange and may be exercised at an office or agency of the Warrant Agent maintained for that purpose (the "Warrant Agent Office"). No service charge will be made for any transfer or exchange of Warrant certificates, but Northwest may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

    The Warrant Agent will act solely as an agent of Northwest in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price, for such consideration and during such period or periods as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time during such period up to 5:00 P.M. New York City time on the Expiration Date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by Northwest), unexercised Warrants will become void.

    Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant certificate. Unless otherwise provided in the applicable Prospectus Supplement, upon receipt of such payment and the Warrant certificate properly completed and duly executed at the Warrant Agent Office or any other office or agency indicated in the applicable Prospectus Supplement, Northwest will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the amount of unexercised Warrants.

MODIFICATION OF WARRANT AGREEMENTS

    The Warrant Agreements contain a provision permitting Northwest and the Warrant Agent, without the consent of any Warrantholder, to supplement or amend the Warrant Agreement in order to cure any ambiguity, and to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions or to make other provisions in regard to matters or questions arising thereunder which Northwest and the Warrant Agent may deem necessary or desirable and which do not adversely affect the interests of the Warrantholders.

WARRANT AGENT

    State Street Bank and Trust Company will act as the Warrant Agent under the Warrant Agreement. Northwest and NWA Corp. maintain banking and other commercial relationships with State Street Bank and Trust Company and its affiliates in the ordinary course of business.

                              PLAN OF DISTRIBUTION

    Northwest may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors or other persons directly or through one or more dealers or agents. Any such underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in an applicable Prospectus Supplement.

    The Offered Securities may be sold at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange. Northwest also may, from time to time, authorize underwriters acting as Northwest's agents to offer and sell the Offered Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Northwest in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

    If a dealer is used directly by Northwest in the sale of Offered Securities in respect of which this Prospectus is delivered, Northwest will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer and the terms of any such sale will be set forth in the Prospectus Supplement relating thereto.

    Offered Securities may be offered and sold through agents designated by Northwest from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named in, and any commissions payable by Northwest to such agent will be set forth in, the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Offers to purchase Offered Securities may be solicited directly by Northwest and sales thereof may be made by Northwest directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Except as set forth in the applicable Prospectus Supplement, no director, officer or employee of Northwest or NWA Corp. will solicit or receive a commission in connection with direct sales by Northwest of the Offered Securities, although such persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

    Any underwriting compensation paid by Northwest to underwriters, dealers or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with Northwest, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Northwest for certain expenses.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, NWA Corp., Northwest and NWA Corp.'s other subsidiaries in the ordinary course of business.

    If so indicated in an applicable Prospectus Supplement and subject to existing market conditions, Northwest will authorize dealers acting as Northwest's agents to solicit offers by certain institutions to purchase Offered Securities from Northwest at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of Northwest. Contracts will not be subject to any conditions except the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the applicable Prospectus Supplement will be granted to underwriters and agents soliciting purchases of Offered Securities pursuant to Contracts accepted by Northwest. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

    The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. If an underwriter or underwriters are utilized in the sale of any Offered Securities, the applicable Prospectus Supplement will contain a statement as to the intention, if any, of such underwriters at the date of such Prospectus Supplement to make a market in the Offered Securities. No assurances can be given that there will be a market for the Offered Securities.

    The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered will be set forth in the applicable Prospectus Supplement. Debt Securities issuable upon exercise of Warrants will be issued upon payment of the exercise price and otherwise in accordance with the relevant terms applicable to such Warrants and described in the relevant Prospectus Supplement.

                                 LEGAL OPINIONS

    Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Debt Securities (and the Parent Guaranty) and Warrants offered hereby will be passed upon for Northwest and NWA Corp. by Simpson Thacher & Bartlett, New York, New York. In rendering such opinion, Simpson Thacher & Bartlett will be relying as to matters of Minnesota law on an opinion from the Office of the General Counsel of NWA Corp. and Northwest.

                                    EXPERTS

    The consolidated financial statements and schedule of NWA Corp. appearing or incorporated by reference in NWA Corp.'s Annual Report (Form 10-K) for the year ended December 31, 1996 and the consolidated financial statements for the year ended December 31, 1997 of NWA Corp. included in NWA Corp.'s Current Report (Form 8-K) dated February 19, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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